FILED BY SERENA SOFTWARE, INC. PURSUANT TO RULE 425

UNDER THE SECURITIES ACT OF 1933 AND DEEMED

FILED PURSUANT TO RULE 14d-2 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: MERANT PLC

MERANT PLC COMMISSION FILE NO. 000-19696

S-4 REGISTRATION STATEMENT FILE NO. 333-113405

RNS – SERENA Software, Inc. SEC Registration Statement effective

Not for release, publication or distribution in or into Australia, Canada or Japan

For immediate release	15 April 2004

Recommended Cash and Share Offer

by

SERENA Software, Inc.

and by

Lehman Brothers

on its behalf

(outside the United States)

for

the entire issued and to be issued share capital of

Merant plc

SEC Registration Statement effective

SERENA Software, Inc. (“SERENA”) announces that the Registration Statement on Form S-4 in relation to the recommended cash and share offer (the “Offer”) for Merant plc (“Merant”), which was announced on 3 March 2004, was declared effective by the Securities Exchange Commission (“SEC”) yesterday on 14 April 2004. Accordingly condition 1(b) to the Offer relating to the effectiveness of the Registration Statement has now been met.

Merant securityholders who have not yet accepted the Offer and who wish to do so are reminded that the Offer is scheduled to expire at 3.00 p.m. (London time), 10.00 a.m. (New York City time) today, Thursday 15 April 2004, subject to SERENA’s right to extend the Offer.

Enquiries:

SERENA Software, Inc.
Mark Woodward	Tel: +1 (650) 522 6531
Robert Pender	Tel: +1 (650) 522 6604

Lehman Brothers
Keith Jue	Tel: + 1 (650) 289 6000
Eric Wagner

Chris Nicholls	Tel: + 44 (0) 20 7102 1000
James Rushton

Terms defined in the Offer Document have the same meaning in this announcement.

Lehman Brothers, which is regulated in the UK by the Financial Services Authority, is acting for SERENA in connection with the Offer and no one else and will not be responsible to anyone other than SERENA for providing the protections afforded to customers of Lehman Brothers, nor for providing advice in relation to the Offer.

The SERENA Directors accept responsibility for the information contained in this announcement which relates to the SERENA Group and the SERENA Directors. To the best of the knowledge and belief of the SERENA Directors (who have taken all reasonable care to ensure that such is the case) such information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer or an invitation to purchase nor a solicitation of an offer or an invitation to sell any securities. The availability of the Offer to persons not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom or the United States, or who are subject to the laws of any jurisdiction other than the United Kingdom or the United States, should inform themselves about, and observe any applicable requirements.

The Offer is not being made, directly or indirectly, in or into Australia, Canada or Japan and will not be capable of acceptance in or from Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Australia, Canada or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute this announcement in or into Australia, Canada or Japan.

SERENA has filed a Registration Statement on Form S-4 relating to the Offer. SERENA has also filed a Tender Offer Statement and other related documentation and Merant has filed a Solicitation/Recommendation Statement with the SEC. Free copies of these documents are available on the SEC’s web site at www.sec.gov. The Registration Statement and the Tender Offer Statement may also be obtained at no charge from SERENA at 2755 Campus Drive, 3rd Floor, San Mateo, CA 94403-2538, USA and the Solicitation/Recommendation Statement may be obtained at no charge from Merant at 3445 NW 211th Terrace, Hillsboro, OR 97124, USA. Merant Securityholders are urged to read the Registration Statement, Tender Offer Statement, the Solicitation/Recommendation Statement and the related documentation as they contain important information.